EXHIBIT 12.1

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

AMERICAN EXPRESS CREDIT CORPORATION

	123456	123456	123456	123456	123456

	Years Ended December 31,
(Dollars in Millions)	2011	2010	2009	2008	2007
Earnings:
Net income	$397	$348	$362	$864	$ 725
Income tax (benefit) provision	(48)	(24)	8	132	60
Interest expense including interest expense to affiliates	707	598	629	1,618	2,046

Total earnings (a)	$1,056	$922	$999	$2,614	$ 2,831

Fixed charges – interest expense including interest expense to affiliates (b)	$707	$598	$629	$1,618	$ 2,046

Ratio of earnings to fixed charges (a/b)	1.49	1.54	1.59	1.62	1.38

Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes as Credco’s policy is to classify such interest in the income tax provision in the Consolidated Statements of Income.

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